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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☑ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Pediatrix Medical Group of Puerto Rico Thrift and Profit Sharing Plan

Full Name of Registrant

Former Name if Applicable
1301 Concord Terrace

Address of Principal Executive Office (Street and Number)
Sunrise, Florida 33323

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Karl B. Wagner, Chief Financial Officer	954	384-0175
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Pediatrix Medical Group of Puerto Rico Thrift and Profit Sharing Plan
(Title of Registrant)
Pediatrix Medical Group of Puerto Rico Thrift and Profit Sharing Plan
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	July 2, 2007	By	/s/ Karl B. Wagner

Karl B. Wagner
Chief Financial Officer, Sponsor

ATTACHMENT A TO FORM 12b-25
Form 11-K for the Year Ended December 31, 2006
PART III — NARRATIVE
     Although the management of Pediatrix Medical Group, Inc. (the “Company”), the sponsor of the Registrant (as defined below), has been working diligently to complete all required information for the Form 11-K (the “Form 11-K”) of the Pediatrix Medical Group of Puerto Rico Thrift and Profit Sharing Plan (the “Registrant”) for the year ended December 31, 2006, the Registrant is unable to file its Form 11-K within the prescribed time period without unreasonable effort or expense. The reason causing the Registrant’s inability to file timely could not be eliminated by the Registrant without unreasonable effort or expense.
     As disclosed in the Company’s Form 8-K filed with the Securities and Exchange Commission on May 10, 2007, the Audit Committee of the Company’s Board of Directors is continuing its review of the Company’s practices relating to its historical stock option grants. Consequently, the Registrant will not be able to file the Form 11-K until the Audit Committee has completed its review. Based on the status of the review to date, the Registrant currently anticipates that it will not be able to file the Form 11-K on or before the 15th calendar day following the prescribed due date according to Rule 12b-25 under the Securities Exchange Act of 1934.
ATTACHMENT B TO FORM 12b-25
     The Registrant expects to report that its net assets available for benefits increased from $3,618,008 at December 31, 2005 to $4,376,415 at December 31, 2006. The Registrant also expects to report that its net investment income increased from $269,936 for the year ended December 31, 2005 to $376,758 for the year ended December 31, 2006.